July 7, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:	The Children’s Place, Inc.
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed March 20, 2014
File No. 000-23071

Dear Ms. Jenkins:

We acknowledge receipt of your letter dated July 3, 2014 related to the above referenced filing.

In order to complete our thorough review through the appropriate diligence channels, we respectfully request an extension of time to respond to the inquiries contained in the referenced letter. We currently anticipate submitting a response on or before August 1, 2014.

Please telephone me at (201) 453-7351 if there are any concerns regarding our proposed timetable.

Sincerely,

/s/ Michael Scarpa
Michael Scarpa
Chief Operating Officer and Chief Financial Officer

MS/jem

cc:	Bradley P. Cost, Esq., Senior Vice President and General Counsel
Bernard L. McCracken, Vice President, Controller
James E. Myers, Esq., Vice President, Assistant General Counsel
Jeffrey Wood, Vice President, Tax and Treasury